Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2007

Mr. YanBioa Bai
Chairman, Chief Executive Officer and President
Cybrdi, Inc.
401 Rosemont Avenue
Frederick, MD 21701

Re: Cybrdi, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-09081

Dear Mr. Bai:

We have completed our review of the above Forms and have no further comment
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief